SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

ggerstman@sidley.com (312) 853-2060	FOUNDED 1866

July 21, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:        Mr. Mark P. Shuman

Re:	Allscripts Healthcare Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
SEC File No. 000-32085
Date Filed: June 12, 2008

Allscripts Healthcare Solutions, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008

Allscripts Healthcare Solutions, Inc.
Form 10-Q for the Fiscal Quarter ended March 31, 2008
Filed May 12, 2008

Ladies and Gentlemen:

On behalf of Allscripts Healthcare Solutions, Inc. (“Allscripts”), we are writing in response to the comments contained in the Staff’s comment letter dated July 11, 2008 (the “Comment Letter”) with respect to Allscripts’ Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on June 12, 2008 (the “Proxy Statement”). We have filed with the SEC via EDGAR a revised Preliminary Proxy Statement on Schedule 14A. Consistent with our discussions with the Staff, Allscripts will include the updated financial information required to be included in Allscripts’ definitive proxy statement in a future revised Proxy Statement filing.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of Allscripts and Misys Healthcare Systems, LLC (“MHS”), as the case may be. With respect to the Staff’s comments relating to MHS (specifically, comments 24, 27 and 28 and a portion of comment 7), all of the responses to such comments, or the portions pertaining to MHS, have been provided by MHS. For the convenience of the Staff’s review, MHS’ responses have been included in this letter.

* * * *

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

July 21, 2008

Preliminary Proxy Statement on Schedule 14A

General

Comment:

1. The letter to the Allscripts stockholders should be as concise as possible to inform stockholders of the key aspects of the transaction and the matters to be voted upon. We will not object to the use of both the letter to stockholders and the state law notice of meeting but you should eliminate redundant information as much as practicable.

Response:

The letter to Allscripts stockholders has been revised in response to the Staff’s comment to eliminate as much duplicative information as practicable while still retaining a description of the key aspects of the Transactions. For example, the paragraphs related to the vote required on each proposal and the additional detail on the non-Transaction related proposals being submitted to stockholders were deleted.

2. Please revise to eliminate redundancies in your summary term sheet and the Question and Answer section beginning on page 11. The Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

Response:

The Q&A and summary term sheet sections have been revised in response to the Staff’s comment to eliminate redundant information and to limit the Q&A section to clear answers to material procedural questions.

Comment:

3. Revise to indicate when the per share dividend price will be finalized and advise us as to whether it is assured that the convertible debt holders will convert. If conversion is not assured, the basis for describing the impact of the transaction on the percentage ownership of current Allscripts stockholders on a “fully diluted basis” is not clear. Such a characterization would appear to distort the effect of the transaction on current Allscripts holders by presenting the maximum post-offering amount that the current holders and the current debt holders might obtain, rather than the actual impact of the transaction on the current Allscripts holders. If conversion is not assured, consider presenting this information exclusive of the possible future holdings of convertible debt holders. Revise or advise.

Securities and Exchange Commission

July 21, 2008

Response:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment to indicate that the exact per share amount of the special cash dividend will not be determinable until the close of business on the record date therefor because the number of shares of Allscripts common stock outstanding and entitled to such special cash dividend will not be fixed until such time. Please see page 2 of the Proxy Statement.

No assurances can be given that holders of the convertible debentures will convert into common stock since the option to convert as a result of the Transactions is held by the convertible debenture holders. Please see the response to comment 23 for additional information regarding the conversion of the convertible debentures. The disclosure in the “Risk Factors” and “Summary Term Sheet for the Transactions” sections of the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 10 and 24 of the Proxy Statement. Additionally, the following question and answer has been added to clarify the impact of the conversion or non-conversion of the convertible debentures and the exercise of stock options on the current Allscripts stockholders’ ownership percentage immediately after the consummation of the Transactions on both a fully-diluted and actual outstanding basis and the per share amount of the special cash dividend:

“Q:	What percentage of the combined entity will Allscripts stockholders own after consummation of the Transactions and why is the per share amount of the special cash dividend not known now?

A:	The percentage of the combined entity that stockholders will own and the per share amount of the special cash dividend are dependent upon the number of shares of Allscripts common stock outstanding on the record date for the special cash dividend and the closing date of the Transactions, respectively. The actual number of outstanding shares of Allscripts common stock on such dates depends on whether holders of options to acquire Allscripts common stock exercise such options and whether holders of our 3.50% convertible senior debentures exercise their right to convert into shares of Allscripts common stock.

The following table presents illustrative scenarios and the resulting approximate per share amount of the special cash dividend and the approximate percentage ownership of pre-Merger stockholders (which excludes holders of our convertible debentures and stock options unless they convert or exercise prior to the record date for the special cash dividend) of Allscripts both on an actually outstanding and fully-diluted basis:

Scenario	Per share amount of the special cash dividend	Percentage ownership on an actually outstanding basis	Percentage ownership on a fully-diluted basis*
No debenture conversion, no options exercised	$5.68	40.8%	37.2%
No debenture conversion, all in-the-money options exercised for cash	$5.42	41.5%	38.7%
All debentures convert, no options exercised	$5.04	44.7%	43.7%
All debentures convert, all in-the-money options exercised for cash	$4.84	45.4%	45.3%

*	The difference between the fully-diluted ownership percentage shown in this column and the 45.5% fully-diluted ownership that pre-Merger equityholders of Allscripts will have in the combined company immediately after consummation of the Transactions results from the fact that holders of unexercised stock options and unvested restricted stock units and holders of unconverted convertible debentures continue to dilute our stockholders’ fully-diluted ownership in Allscripts.

Securities and Exchange Commission

July 21, 2008

Comment:

4. In appropriate locations, please provide enhanced disclosure relating to the per share value to Allscripts’ stockholders of the special cash dividend and the retention of their shares of Allscripts common stock. Given that current Allscripts stockholders equity interests will be substantially diluted, consider providing additional insight into how the board views this characteristic of the transaction and why Allscripts stockholders diluted and non-controlling interests in the post-merger entity were deemed fair from an Allscripts stockholders point of view. Revise the “Background of the Transactions” section to provide more detail on the board’s views of the economic terms of the Misys proposals during the February-March 2008 timeframe.

Response:

As noted in response to comment 3 above, the Proxy Statement has been revised in response to the Staff’s comment to provide for enhanced disclosure regarding the special cash dividend. Additionally, the factors considered and potential risks of the Transactions have been revised to provide additional insight into the view of the Allscripts’ board regarding the consideration to be received. Please see pages 48-49 of the Proxy Statement. While the Allscripts board of directors considered the potential per share value of the Transactions as noted on page 48 of the Proxy Statement, as well as the various financial analyses of Goldman, Sachs & Co. described under the heading “Opinion and Analysis of Allscripts’ Financial Advisor,” the actual per share value of the Transactions to Allscripts stockholders is not determinable as it is dependent on factors beyond Allscripts’ control, such as the market’s valuation of the combined entity. The Allscripts board of directors considered the dilution of its stockholders and the potential per share value of the Transaction in its overall analysis of the Transactions and its ultimate determination that the Transactions are in the best interests of Allscripts and its stockholders, as is described on pages 47-49 of the Proxy Statement.

The “Background of the Transactions” section of the Proxy Statement has been revised in response to the Staff’s comment to provide additional detail on the Allscripts board’s views of the economic terms of the Misys proposal during the February through March 2008 timeframe. See page 44 of the Proxy Statement.

Securities and Exchange Commission

July 21, 2008

Comment:

5. Tell us whether Allscripts or its affiliates have had any direct or indirect discussions with your major shareholders, i.e., Waddell & Reed Financial, Inc. and Franklin Resources, Inc., regarding the proposed transactions.

Response:

Allscripts has indicated that it held no discussions with any major stockholders regarding the Transaction prior to the public announcement thereof. Allscripts has also indicated that after the announcement of the Transaction, Allscripts has had normal, ordinary course discussions with its major stockholders, during which only publicly available information was discussed.

Comment:

6. Please disclose the approximate cost of the transaction including all merger related transaction costs.

Response:

The Proxy Statement has been revised in response to the Staff’s comment to include the following disclosure under a heading entitled “Chapter Three – The Transactions – Estimated Costs of the Transaction”:

“Estimated Costs of the Transactions

Allscripts will incur financial advisor fees, filing fees, soliciting fees, legal and accounting costs, consummation and retention bonuses and certain other Transaction related costs (not including integration costs) that it currently estimates will be approximately $22 million in connection with the Transactions. Further, under the Merger Agreement, Allscripts has agreed to pay up to $5 million of the merger related expenses of MHS and Misys. In addition, Allscripts anticipates that it will incur significant costs in connection with the integration of MHS and its current operations. Allscripts is in the early stages of assessing the magnitude of these integration costs and, therefore, is unable to estimate the dollar value thereof.”

Risk Factors, page 23

Comment:

7. Under “Allscripts and MHS will be subject to business uncertainties and contractual restrictions . . .” on page 25, indicate the extent to which customers, suppliers and others have provided notice of termination of or sought to change the nature of their relationships with the two companies since the announcement of the merger, if at all.

Securities and Exchange Commission

July 21, 2008

Response:

Neither Allscripts nor MHS is aware of any existing customers, suppliers or others that have provided notice of termination or who have sought to materially change the nature of their relationship as a result of the Transactions. Some prospective customers appear to have deferred their decision to buy MHS and Allscripts products, and other MHS customers have sought assurances that MHS is not going to sunset their desired product. These decisions may be a result of the merger announcement. It is not possible to quantify the impact these decisions have had on new orders due to their subjective nature. The Proxy Statement has been revised in response to the Staff’s comment as follows (new language is indicated by italics):

“Although Allscripts and Misys intend to take steps to reduce any adverse effects, these uncertainties may impair Allscripts’ and MHS’ ability to attract, retain and motivate key personnel until the Transactions are consummated and for a period of time thereafter, and could cause customers, suppliers and others that deal with Allscripts and MHS to seek to change existing business relationships. As of the date of this proxy statement, neither Allscripts nor MHS is aware of any notice of termination or a request for a material modification of existing material contractual relationships with their customers, suppliers or other business partners as a result of the Transactions.”

Comment:

8. Under “Holders of our 3.50% Convertible Senior Debentures …” on page 25, quantify the amount of cash required to repurchase the indentures.

Response:

The Proxy Statement has been revised in response to the Staff’s comment to include the requested information as follows (new language is indicated in italics and deleted language with a strikethrough):

“The consummation of the Transactions will be a “change of control,” as defined in the indenture relating thereto, thus triggering the right of holders of our 3.50% convertible senior debentures to require us to repurchase, in cash, all or any portion of their debentures at a price equal to 100% of the principal amount, which is an aggregate of $82.5 million, ~~of the debentures being repurchased,~~ plus accrued and unpaid interest, if any, pursuant to the terms of the indenture relating thereto.”

Information About the Allscripts Annual Meeting

Solicitation of Proxies, page 39

Comment:

9. You indicate that Allscripts directors, officers and employees may solicit proxies personally, or by telephone, facsimile, letter or other electronic means. Specify the means by which these persons may solicit electronically. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Securities and Exchange Commission

July 21, 2008

Response:

The Proxy Statement has been revised in response to the Staff’s comment to indicate that proxies may be solicited “by other electronic communication, such as the Internet, e-mail or Allscripts’ Intranet.” See page 39 of the Proxy Statement. Allscripts confirms its understanding of the requirements under Exchange Act Rule 14a-6(b) and (c).

Background of the Transactions, page 42

Comment:

10. The Background section contains multiple references to presentations or analyses provided by the parties’ financial advisors, such as Goldman’s February 21, 2008 analysis to the Allscripts’ board and its analysis to the Misys board on March 16, 2008. It does not appear as though your disclosure relating to these reports conforms to the requirements of Item 14(b)(6) of Schedule 14A and Item l015(b) of Regulation M-A.

Response:

All of the material analyses relating to Goldman, Sachs & Co.’s (“Goldman”) fairness opinion are described in the Proxy Statement. The Staff’s comment seems to be seeking similar information regarding preliminary financial analyses or other preliminary assessments discussed with the board at other meetings before definitive terms of an agreement were reached. Allscripts does not believe such disclosure is required under either Schedule 14A or Item 1015(b). In addition, our understanding of the Staff’s practices in this area over the course of many years with respect to non 13e-3 transactions are that the “report” or “opinion” referred to in the sections the Staff references are the materials relating to the delivery of the fairness opinion and not other analyses conducted at various stages of the process concerning potential proposals from other parties or from the same party but at a different value. Allscripts believes that the Staff’s practice for non 13e-3 transactions makes sense given the confusion the inclusion of such analyses would cause.

Recommendation of Allscripts Board; Allscripts’ Reasons for the Transactions, page 47

Comment:

11. Where not readily apparent, provide the Board’s analysis of each supporting factor and potential risk. Conclusory disclosure such as the Board considered “The $330 million cash dividend” or “the financial impact of the Transactions on Allscripts” is too general and does not provide insight into the Board’s decision-making and the basis for its recommendation of the terms of the transaction and determination that the transaction is fair and in the best interests of shareholders. For example, explain why the premium to the current market price led the board to approve the transaction and determine that it was fair and in the best interest of shareholders. In the absence of a comparable transaction analysis of premiums paid by other issuers, explain how the historical price information was used by the board in assessing the proposed transaction.

Securities and Exchange Commission

July 21, 2008

Response:

The following three factors considered and potential risks have been revised as set forth below in response to the Staff’s comment:

Stock Price. The Allscripts board of directors considered the current and historical stock price of Allscripts, including that the anticipated per share value of the Transactions to existing Allscripts’ stockholders of between $14.30 and $16.20 represented a premium of 63%-85% over the closing price of Allscripts’ common stock on March 17, 2008, the day prior to announcement of the Transactions, and a 37%-55% premium to Allscripts’ 30-day average share price of $10.46 prior to announcement. The Allscripts board also considered that the anticipated per share value of the Transactions represented the best value available to stockholders for a sale of control resulting from the market check conducted by Allscripts with the assistance of its financial advisor.

Special Dividend. The Allscripts board of directors considered the $330 million cash dividend payable to stockholders of Allscripts as part of the Transactions, which represented a substantial return of capital to stockholders in addition to stockholders retaining their shares of common stock in an enlarged enterprise. The board recognized that there would be substantial dilution of current stockholders’ equity ownership, but concluded that it was acceptable in light of the special cash dividend and the stake of the combined enterprise retained by current stockholders.

Stockholder Dilution. The Allscripts board of directors also considered the fact that current Allscripts stockholders as a group would control less than a majority, and possibly as little as approximately 40.8% on an actual outstanding basis or 37.2% on a fully-diluted basis, of the combined business of Allscripts and MHS after consummation of the Transactions.

In regard to the Staff’s comment regarding the consideration of “the financial impact of the Transactions on Allscripts,” Allscripts has given such comment due consideration, however, Allscripts respectfully disagrees that such consideration is too general because it is supported by examples that ”…the Allscripts board of directors considered the quantitative analysis of the Transactions on the combined company’s earnings per share prepared by Allscripts’ management and financial advisor.…[and] also considered the historic financial condition, operating results and businesses of Allscripts and MHS, including information with respect to their respective earnings history.” As a result, no revisions have been made to the “Financial Considerations” factor.

The Allscripts board of directors considered all of the factors and risks described on pages 47-49 of the Proxy Statement as a whole in reaching its ultimate determination to approve the Transactions, the Required Amendments and Additional Amendments. While the Allscripts board of directors considered the substantial premium being paid based on the anticipated per share value of the Transactions to existing Allscripts stockholders and the recent historical share price information of Allscripts, this factor was not considered in isolation and was one of many factors considered by the Allscripts board of directors in making its determination to approve the Transactions, the Required Amendments and Additional Amendments.

Securities and Exchange Commission

July 21, 2008

Opinion and Analysis of Allscripts’ Financial Advisor, page 49

Comment:

12. Supplementally provide us with all material, including the board book, provided by Goldman Sachs to the board of Allscripts.

Response:

In response to this comment, Goldman has advised Allscripts that Sullivan & Cromwell LLP, counsel to Goldman, will furnish a copy of the presentation made by Goldman to the Allscripts board of directors on March 16, 2008. This presentation is the material provided by Goldman to the Allscripts board of directors in connection with Goldman rendering its fairness opinion to the Allscripts board of directors. The presentation is being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Goldman will request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof. The other materials provided by Goldman to the Allscripts board were either preliminary drafts of analyses that were updated and refined and then included or incorporated into the final presentation to directors on March 16, 2008 or not otherwise material to Goldman’s opinion. As such, such materials are not being provided to the Staff.

Comment:

13. Please also provide us with any projections that Misys provided to Allscripts and/or its financial advisors and the projections that Allscripts gave to Misys and/or its financial advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying any such projections.

Response:

Allscripts does not believe that the projections provided by Allscripts or Misys are material to Allscripts stockholders or would assist stockholders in making an informed decision regarding the Share Issuance, Required Amendments and Additional Amendments for the following reasons:

•

Allscripts’ board of directors considered numerous factors, as discussed in the Proxy Statement, in reaching its determination with respect to the Transactions, Share Issuance, Required Amendments and Additional Amendments and did not assign relative weights to these factors. While the projections were utilized as an indicator of whether the Transactions were in the best interests of Allscripts’ stockholders, they were not a key determinative factor in approving the Transactions. Consequently, Allscripts’ board of director’s recommendation to its stockholders was not contingent on such projections.

•

Allscripts believes that the material information to investors is that Goldman, an investment bank having the background detailed in the Proxy Statement, reviewed projections relating to Allscripts and MHS prepared by Allscripts as part of its financial analysis and fairness opinion.

Securities and Exchange Commission

July 21, 2008

•

The projections were estimates and predictions subject to numerous assumptions; actual results may differ from the projections and, as a result, such projections could be misleading to stockholders. Such projections were useful for giving the Allscripts board a valid perspective on its due diligence of the Transaction.

As a result, Allscripts does not believe that such projections are material or that they affect the total mix of information made available to stockholders.

Comment:

14. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and, specifically, to the consideration that they are receiving in the merger. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis. In addition, please reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure difficult to understand.

Response:

The Proxy Statement has been revised in response to the Staff’s comment to clarify the purposes of using certain analyses. See pages 52-56. While Goldman has considered the Staff’s comment regarding the use of “financial jargon,” it believes that the use of specified financial terms is linked to the analyses and it is difficult to describe the analyses without referring to the metrics used in such analyses.

Comment:

15. As required by Item 101 5(b)(4) of Regulation M-A, please state the amount of fees that are contingent upon completion of the merger. Provide similar disclosure in the summary on page 12. Also revise any references to the advisor’s opinions appearing in the sections relating to the board’s reasons for the merger to address these contingent payments and consider adding a risk factor to address the contingent nature of the fees payable. In addition, disclose the compensation that the advisor received for services provided to the company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

Response:

The Proxy Statement has been revised in response to the Staff’s comment. In particular, the following language has been added to the summary term sheet section and financial advisor section of the Proxy Statement:

“…Allscripts has agreed to pay Goldman Sachs an advisory fee within a reasonable time after Goldman Sachs’ request of $250,000 and a transaction fee payable upon consummation of

Securities and Exchange Commission

July 21, 2008

the Transactions equal to the greater of (i) $8,500,000 and (ii) 0.9% of the equity value of Allscripts on a fully-diluted basis (based on the average stock prices during specified periods prior to closing), less the advisory fee to the extent paid.”

The Proxy Statement has also been revised in response to the Staff’s comment to include the following language in regard to the Allscripts board of directors’ consideration of the Goldman fairness opinion:

“Allscripts’ board of directors was aware that a large portion of Goldman Sachs’ fee is contingent upon the closing of the Transactions and that Goldman Sachs had provided Allscripts with other banking and financial services to Allscripts. Allscripts’ board of directors concluded that these factors did not materially detract from its reliance upon Goldman Sachs’ opinion.”

The Proxy Statement has been revised in response to the Staff’s comment to indicate that, during the past two years, Goldman Sachs has received aggregate fees from Allscripts for investment banking and other financial services unrelated to the Transactions of approximately $776,000. See page 58 of the Proxy Statement.

Interests of Certain Persons in the Combination, page 58

Comment:

16. Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of Allscripts will receive or have received as a result of this transaction. Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests.

Response:

The disclosure in the “Interests of Certain Persons in the Transactions” section of the Proxy Statement has been revised in response to the Staff’s comment to include aggregate totals to the tables. Dollar values have not been included in the restricted stock and restricted stock unit vesting table because the actual value thereof is dependent on the closing price of Allscripts common stock on the relevant vesting date and, therefore, is not presently determinable.

Material U.S. Federal Income Tax Consequences of the Transactions, page 64

Comment:

17. We note that you intend to obtain and file a tax opinion regarding the material U.S. federal income tax consequences resulting from the transactions. Because it appears that you intend the tax discussion section to set forth counsel’s opinion and the tax opinion to be filed as an exhibit to be a shortform tax opinion, please:

a.	revise the discussion under “Material U.S. Federal Income Tax Consequences of the Transactions” to clearly state that the discussion and each of the conclusions are the opinion of Sidley Austin;

Securities and Exchange Commission

July 21, 2008

b.	ensure that counsel presents its full opinion under “Material U.S. Federal Income Tax Consequences of the Merger” and clearly identify upon what counsel is opining; and

c.	ensure that counsel expresses its views regarding the tax consequences or the transaction to investors and in doing so that it avoids the use of phrases such as “intended to be a reorganization”, “is expected to be”, and the like.

In its current format, it appears that this section fails to convey the opinion of your counsel regarding the material federal income tax consequences to investors.

Response:

As the Proxy Statement is addressed to Allscripts’ stockholders, Allscripts included a section discussing the material tax consequences of the special cash dividend to its stockholders (the only aspect of the Transactions material to the taxation of Allscripts’ stockholders). The tax opinions referred to in the merger agreement address the tax consequences of the merger to Allscripts, MHS and Misys plc and are not relevant to the taxation of Allscripts’ stockholders in the Transactions. If the merger was not tax free, and thus the opinion could not be rendered, the effects would be immaterial to the tax treatment of Allscripts’ stockholders in the Transactions. Therefore, while Allscripts has carefully reviewed and given this comment due consideration, Allscripts respectfully declines to make any revisions to the Proxy Statement in response thereto. Additionally, Allscripts does not intend to file the tax opinions with the Proxy Statement.

18. To the extent you retain the term “should” as it relates to your discussion of the tax consequences please revise to explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. See e.g., pages 4 and 65. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

Response:

As noted in response to comment 17, the tax opinion to be obtained by Allscripts will not cover the tax consequences of the Transactions to Allscripts’ stockholders. Therefore, while Allscripts has carefully reviewed and given this comment due consideration, Allscripts respectfully declines to make any revisions to the Proxy Statement in response thereto.

Securities and Exchange Commission

July 21, 2008

Conditions to the Consummation of the Transactions, page 83

Comment:

19. Disclose that the material conditions to the merger are generally waiveable. In addition, disclose here whether it is the Allscripts board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. Resolicitation may be required when companies waive material conditions to a merger.

Response:

The Proxy Statement has been revised in response to the Staff’s comment to indicate the conditions that are generally waiveable. Please see pages 84-85 of the Proxy Statement. Additionally, the Proxy Statement has been revised in response to the Staff’s comment to include the following language on page 86 regarding the resolicitation of stockholder approval if a material condition is waived by Allscripts:

“If a failure to satisfy one of the conditions to the obligations of Allscripts to complete the Transactions is not considered by Allscripts’ board of directors to be material to its stockholders, the board of directors could waive compliance with that condition. To the extent that Allscripts waives any material condition to the Transactions and such change in the terms of the Transactions renders the disclosure previously provided to Allscripts’ stockholders materially misleading, Allscripts will recirculate this proxy statement to and resolicit proxies from its stockholders in respect of the Share Issuance, Required Amendments and Additional Amendments.”

Comment:

20. Because the tax consequences appear to be material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would appear to constitute material changes that may necessitate amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that Allscripts will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. The executed tax opinions should be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Response:

As noted in the response to comment 17, the tax opinion to be obtained by Allscripts will not cover the tax consequences of the Transactions to Allscripts’ stockholders. The tax opinion condition is waiveable and, as noted in the response to comment 19, Allscripts will resolict stockholder approval of the Share Issuance, Required Amendments and Additional Amendments if Allscripts waives a material condition to its conditions to consummate the Transactions that renders the disclosure previously provided to Allscripts’ stockholders materially misleading. However, given that the tax opinion does not cover the tax consequences to Allscripts stockholders and the effect of the Transactions being taxable to Allscripts would be immaterial to the tax treatment of Allscripts’ stockholders, the waiver of the receipt of such opinion is not anticipated to be material.

Securities and Exchange Commission

July 21, 2008

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 102

Comment:

21. We note that you intend to amortize developed technology over a 7 to 10 year useful life and customer relationships over a 15 to 20 year useful life. Please explain to us how you determined the useful lives of these intangible assets. As part of your response, describe the objective evidence you relied on in determining these useful lives and explain how you considered the factors in paragraph 11 of SFAS 142. Similar concerns apply to the customer relationships acquired by Allscripts in the acquisition of ECM.

Response:

The amortization of the acquired developed technology over a 7 to 10 year useful life and the acquired customer relationships over a 15 to 20 year useful life used in the pro forma condensed combined financial statements was based on factors as presented in paragraph 11 of SFAS 142 “Goodwill and Other Intangible Assets,” which principally included the expected useful life and the effects of obsolescence, demand, competition, and other economic factors.

The useful life range for the acquired developed technology of 7 to 10 years was based on an 11% obsolescence rate. This obsolescence rate was based on Allscripts’ actual degradation experience related to the technologies it owns. Allscripts’ technologies have realized an average annual degradation rate of 11%, which is indicative of a 9 year life. Further, Allscripts’ degradation rates are consistent with its observations and detail work performed relating to its acquisitions of Extended Care Information Networks, Inc. (“ECIN”) and A4 Health Systems, Inc. (“A4”). In addition, a review of a portfolio of comparable companies indicated a range of estimated useful life of 5 to 8 years for developed technology. Based on this analysis, Allscripts’ management believes a useful live range of 7 to 10 years is reasonable.

The useful life range of 15 to 20 years for the acquired customer relationships was determined based on observations from previous valuations relating to Allscripts’ acquisitions and related attrition rates for ECIN hospital and extended care providers (“ECP”) customers (3% and 9%, respectively), A4 (5.5%) and Source Medical (6%). Allscripts’ actual attrition rates imply a remaining life of approximately 11 to 33 years. In addition, a review of a portfolio of comparable companies had a range of estimated remaining lives of 5 to 15 years for customer relationships. Allscripts believes a life at or above the high end of the range is reasonable given the low turnover for its customers. Based on this analysis, Allscripts’ management believes that the weighted useful life of 15 to 20 years is reasonable.

In relation to the Staff’s comment regarding the ECIN acquired customer relationships, ECIN has customer relationships with hospitals and ECPs. For the period December 31, 2005 through December 31, 2007, hospital and ECP customer relationships have shown attrition rates of roughly 3% and 9%, respectively. Over time Allscripts expects hospital customers to realize an attrition rate similar to that of a comparable Allscripts business unit, Canopy. The annual attrition rate at Canopy has been roughly 4.0%, which implies a remaining life of approximately 20 years for this customer class. Given this data, Allscripts’ management believes that the weighted useful life of 15 to 20 years is reasonable.

Securities and Exchange Commission

July 21, 2008

Comment:

22. Please explain your basis for reclassifying historical capitalized software amortization from cost of good sold to the amortization of intangible assets line item. In this regard, we note that the amortization and impairment of capitalized software costs within the scope of SFAS 86 should be reported as a component of cost of sales. See Question 17 of the FASB Staff Implementation Guide to SFAS 86.

Response:

Allscripts agrees with the Staff’s position and, in accordance with Question 17 of the FASB Staff Implementation Guide to SFAS 86, Allscripts will revise the pro forma condensed combined financial statements to eliminate the reclassification of the historical capitalized software amortization and will include the necessary pro forma adjustment in cost of sales to properly reflect the actual amortization related to the step-up in fair value associated with the acquired developed technology.

Comment:

23. We note that pro forma adjustment (L) reflects the conversion of the convertible senior debentures. We further note that your disclosures indicate that no assurances can be given that the holders will actually convert the senior debentures. Please explain your basis for including the pro forma adjustment. As part of your response, please tell us whether you believe that it is probable that the holders will convert.

Response:

Based on Allscripts’ analysis and assumptions conducted prior to its June 12, 2008 filing, Allscripts determined that it was probable that holders of Allscripts 3.50% Convertible Senior Debentures (the “Debentures”) would exercise their right to convert into common stock in connection with the Transactions. This assumption was determined from the fact that the Debentures will not receive full anti-dilution protection as a result of the special cash dividend due to the cap on the conversion rate adjustments in the indenture under which the Debentures were issued.

Upon further analysis due to the extremely limited trading of the Debentures and the absence of a credit rating, Allscripts has now determined that it is not probable but reasonably possible that Debenture holders will convert and, as a result, has revised the unaudited pro forma condensed combined financial statements to present the pro forma information on the basis of no conversion. Given the uncertainty around the probability of conversion and to provide stockholders with additional information, Allscripts has presented footnote disclosure on a conversion scenario in the unaudited pro forma condensed combined financial statements. Accordingly, investors will have the benefit of pro forma financial information assuming both no conversion and full conversion of the Debentures.

Securities and Exchange Commission

July 21, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations for MHS

Liquidity and Capital Resources, page 115

Comment:

24. Your disclosures on page 116 indicate that you began offering longer payment terms in 2008. Please consider revising to disclose the changes in the payment terms you offer. As part of your response, tell us how you have considered providing disclosure about DSO in your MD&A.

Response:

During fiscal year 2008, MHS offered promotional payment terms, primarily six month payment terms on add-on orders to existing customers (standard terms are 30 days). The promotion expired on May 31, 2008. MHS management is still evaluating whether to reinstate the promotion or introduce new payment term promotions in fiscal year 2009. The Proxy Statement has been revised to specify the terms of this promotion and to indicate that MHS management is considering whether to offer such promotion in the future. See page 117 of the Proxy Statement.

The Proxy Statement has been revised in response to the Staff’s comment to include DSO in the discussion of trade receivables. See page 117 of the Proxy Statement.

Proposal 2 – The Required Amendments

The Required Amendments – Authorized Share Increase, page 120

Comment:

25. Your disclosures indicate that the maximum possible number of shares of Allscripts common stock required to be issued to Misys under the merger agreement is approximately 84.8 million shares. Please explain to us how you arrived at the 84.8 million shares.

Response:

To calculate the maximum number of shares issuable to Misys in the Transactions, Allscripts first calculated the maximum number of its shares of common stock or securities exerciseable or convertible into shares of its common stock outstanding under the definition of “Fully Diluted Shares” in the merger agreement (as this definition is used to calculate the number of shares issuable to Misys plc). This calculation assumes that (i) no Debenture holders exercise their conversion right, thereby increasing the number of shares subject to the Debentures due to an adjustment for the special cash dividend, and (ii) no option holders exercise the options to acquire Allscripts common stock, thereby resulting in an increase in the number of shares of common stock subject to options with exercise prices below the per share amount of the special cash dividend. This calculation is as follows (in thousands) and has been updated based on share information as of June 30, 2008:

Outstanding shares	57.319
Restricted Stock to vest	0.825
Unvested Restricted Stock Units	0.375
Options based on Treasury Stock Method	1.417
Additional options issued for options with exercise price below per share dividend amount	0.322
Shares underlying Debentures	7.329
Debenture adjustment for special cash dividend	2.932

Fully Diluted Number of Shares	70.520

Securities and Exchange Commission

July 21, 2008

After obtaining the number of Fully-Diluted Shares, Allscripts calculated the number of shares of its common stock that would have to be issued to Misys plc, in accordance with the merger agreement, to provide Misys plc with 54.5% of the number of shares equal to (i) the number of Fully-Diluted Shares plus (ii) the number of shares so issued to Misys plc. This number of shares potentially issuable to Misys is approximately 84,469,000.

Ownership of Allscripts Common Stock, page 152

Comment:

26. Please provide the beneficial ownership amounts as of the most recent date practicable prior to mailing the proxy statements and revise the footnote disclosure as appropriate.

Response:

The Proxy Statement has been revised in response to the Staff’s comment to provide for the beneficial ownership amounts and related footnotes to be presented as of the most recent date practicable prior to mailing the Proxy Statement. Allscripts will include such data in its definitive proxy filing.

Combined Financial Statements—Misys Healthcare Systems

Notes to Combined Financial Statements

4. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Comment:

27. We note that you recognize revenues from certain “larger” contracts using the percentage-of-completion method. Please describe the types of products and services being provided in these arrangements. Also, tell us why you believe it is appropriate to use the costs incurred to date as a method of estimating progress to completion. Please note that the recognition of revenue pursuant to SOP 81-1 is not permitted for service arrangements. Please refer to any authoritative guidance you relied upon when determining your accounting.

Securities and Exchange Commission

July 21, 2008

Response:

During fiscal year 2008 MHS had six active contracts under the percentage-of-completion method, which generated approximately $2.4 million in revenue in fiscal year 2008. These contracts are for software in which the customer has requested custom modification to the source code. The arrangements include software, hardware and services (implementation and development).

MHS measures progress toward completion on these contracts based on the hours incurred as a percent of total estimated hours to complete the project (which approximates the cost approach since the material cost incurred is the internal implementation and development resources). The Proxy Statement has been revised in response to the Staff’s comment to indicate the correct measurement method (hours). MHS believes this is an appropriate approach since there is not an output measure that would better indicate progress toward completion during the execution of the arrangement.

MHS utilized paragraphs 74 and 75 of SOP 97-2 which refers to guidance in SOP 81-1 as a guide to apply contract accounting to these particular contracts.

Comment:

28. We note that your My Way solution is offered on a hosted basis. Please tell us how you account for revenue and any set up costs related to these hosted solutions and refer to the authoritative literature that supports your accounting. In addition, indicate how your current revenue recognition policy disclosures address these services.

Response:

The MyWay solution became generally available and revenue generating in the fourth quarter of fiscal year 2008. During fiscal year 2008, MHS took orders from 13 customers for hosted MyWay deals that generated no revenue in the nine months ended February 29, 2008 and approximately $11,000 in the fourth fiscal quarter of 2008. MHS did not incur any significant set up costs on contracts executed during the fiscal year ended 2008. MHS does not anticipate having any material activity related to the hosted solution until late in fiscal year 2009 at the earliest. MHS will update its revenue recognition policy disclosure to discuss the accounting policy for hosted solutions when it becomes material to ensure that MHS does not imply to the reader that it has been historically significant to our business. The Proxy Statement has been revised to clarify that no material hosted solution revenue was earned during the period. See page 107 of the Proxy Statement.

Proxy Card

Comment:

29. With respect to Proposals 2 and 3, please advise us of the factors you considered in determining not to unbundle the amendments relating to the proposed Second Amended and

Securities and Exchange Commission

July 21, 2008

Restated Certificate of Incorporation for purposes of Exchange Rules 14a-4(a)(3) and (b)(1). See Interp. 1S of the Fifth Supplement to the Division’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response:

With regard to Proposal 2, Allscripts considered that a vote against any one of the proposed amendments is a vote against all such amendments because they are all a condition to consummation of the Transactions. Allscripts believes that rather than facilitating investor choice, unbundling the Required Amendments would lead to stockholder confusion.

With regard to Proposal 3, Allscripts considered that the corporate governance scheme set forth in the Additional Amendments was negotiated in connection with the relationship agreement entered into between Misys plc and Allscripts to provide Misys with certain rights and to provide pre-merger Allscripts stockholders with certain protections. As such, the individual components thereof cannot be considered or viewed in isolation. Additional, Allscripts believes that unbundling this proposal would lead to stockholder confusion.

Form 10-K for the Fiscal Year Ended December 31, 2007—Allscripts Healthcare

Solutions, Inc.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 36

Comment:

30. In the discussion of your results of operations, you refer to various factors that have impacted revenue without qualifying the impact of each factor. For example, you disclose that changes in software and related service revenues are due to several factors including the full year effect of the A4 acquisition, an increase in support and maintenance due to the increase in installed base offset by decreases in software and implementation revenue accounted for under percentage of completion, but you give no indication as to the relative impact of each factor, Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Response:

Allscripts has reviewed the guidance in Section III.D of SEC Release No. 33-6835. Allscripts proposes, on a prospective basis, to disclose the quantifying impact of the significant fluctuations of revenue in its future Exchange Act filings, including its Form 10-Q for the quarter ended June 30, 2008. Allscripts has included below how it would have written the disclosure in its annual report on Form 10-K for the fiscal year ended December 31, 2007.

Securities and Exchange Commission

July 21, 2008

“Software and Related Services

Software and related services revenue for the year ended December 31, 2007 increased 28.3%, or $49,170, from $173,503 in 2006 to $222,673 in 2007. The increase is attributable to approximately $23,000 in additional A4 revenue on a year-over-year basis due to the full year effect in 2007 compared to inclusion of only ten months of revenue in our 2006 results, due to the acquisition occurring on March 2, 2006. In addition, the increase in revenue is due to an increase of approximately $5,000 in revenue recorded for add-on software sales to existing customers, an increase of approximately $7,500 in related support and maintenance revenue due to the increase in our installed customer base and an increase of nearly $4,800 in hardware revenue. The increases are offset by a decrease in software and implementation services revenue by approximately $4,100. The decrease in software and implementation services revenue is primarily due to slower than expected deployment schedules of TouchWorks version 11.0, which management believes will continue into 2008.”

Comment:

31. We note that, in your discussion of revenue, you refer to an increase in your installed base. We also note that on disclose on page 4 you disclose the number of physicians, clinics and hospitals that use your solutions. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Response:

Allscripts has reviewed Section III.B.1 of SEC Release No. 33-8350 and took into consideration in the metrics used in MD&A. Allscripts does not use the installed customer base, the number of physicians, clinics and hospitals that use Allscripts’ solutions as key indicators in managing its business. In addition, Allscripts believes that these metrics would not contribute meaningfully to understanding and evaluating its performance. Allscripts’ disclosure on page 4 of Form 10-K, as filed on March 1, 2008, is included to reaffirm its exposure and strong reputation in the healthcare industry among several medical groups and hospitals, but is not used as a key indicator.

Allscripts has historically experienced an increase in the overall installed customer base as it continues to sign contracts with new customers. As the installation process is complete and more customers go live on the software, Allscripts experiences increases in revenue. However, Allscripts does not utilize the number of installed customers as a metric for managing the business.

Securities and Exchange Commission

July 21, 2008

Liquidity and Capital Resources, page 42

Comment:

32. We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in working capital, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response:

Allscripts has reviewed the guidance in Section IV.B.1 of SEC Release No. 33-8350. Allscripts proposes, on a prospective basis, to address material changes in the underlying drivers that affect the cash flows in working capital in its future Exchange Act filings, including its Form 10-Q for the quarter ended June 30, 2008. Allscripts has included below how it would have written the disclosure in its annual report on Form 10-K for the fiscal year ended December 31, 2007.

“Liquidity and Capital Resources

At December 31, 2007 and December 31, 2006, our principal sources of liquidity consisted of cash, cash equivalents and marketable securities of $63,003 and $83,038, respectively. The decrease of $20,035 is reflective of the following:

Operating activities

For the year ended December 31, 2007, we generated $30,517 in net cash provided by operations, compared to $27,413 in 2006. This net improvement of $3,104 is due primarily to an increase of $14,687 in net income and related non-cash reconciling adjustments of $21,468, $9,317 and $3,808 related to depreciation and amortization expense, deferred taxes and stock-based compensation expense, respectively, offset by a net working capital change of $11,583. Cash flows relating to accounts receivable decreased by approximately $25,200 in 2007, and the decrease is primarily a result of the timing of our contractual billing terms. Cash flows related to accounts payable and accrued expenses decreased $1,489 during the twelve months ended December 31, 2007 due to the timing of vendor and employee payments.

Securities and Exchange Commission

July 21, 2008

Financial Statements

Consolidated Statements of Operations, page 50

Comment:

33. We note that the disclosures throughout your Form 10-K appear to suggest that product and service revenue may be commingled within the various line items presented within your consolidated statements of operations. Please tell us what consideration you have given to separate presentation in your statement of operations of sales of product and services and related costs pursuant to Rules 5-03(1) and (2) of Regulation S-X . Similar concerns apply to the pro forma condensed combined income statement included in the proxy filed June 12, 2008.

Response:

Allscripts does not have the systems and processes in place to accurately separate and report its product revenue from services revenue in its consolidated statements of operations. This is primarily due to the fact that the related systems and revenue reporting processes have been implemented and structured around the percentage of completion accounting methodology under SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The majority of Allscripts’ revenue reported under its Software and Services Segment is accounted for under the provisions of SOP 81-1 and the applicable customer contract values for the software and implementation service components is combined into one revenue accounting unit in its internal accounting systems and related external reporting processes. The effort required retrieving the separate software and implementation services revenue and cost of revenue data from hundreds of individual customer contracts, internal reporting, and from numerous vendor invoices within Allscripts’ various accounting and operating systems would result in a significant administrative burden to Allscripts.

Allscripts is aware of the reporting requirements under Rules 5-03(1) and (2) and is also aware of the recent guidance provided at the 2007 AICPA Year-End SEC and PCAOB Conference and would propose to the Staff that it provide the required separation of product and services revenue on a prospective basis beginning with the first required quarterly reporting period of Allscripts after consummation of the Transactions in its Form 10-Q filing, which is anticipated to be as of and for the three months ended November 30, 2008. The merger with MHS will result in new internal financial systems and external reporting processes being established for the combined entity that will allow for the recording and reporting of product and services separately in Allscripts’ consolidated statements of operations.

Allscripts’ prepackaged medications and information services segments that it reports separately its consolidated statements of operations do not require the separation of product and services revenue and related cost of revenue due to the reportable amounts being less than 10 percent of the combined total. Allscripts’ prepackaged medications segment primarily consists of the sale of medications and has immaterial service offerings. Allscripts’ information services segment primarily consists of service offerings where any related product revenue and related cost of revenue would represent less than 10% of the total of the two components and therefore does not require separate reporting.

Securities and Exchange Commission

July 21, 2008

Consolidated Statements of Cash Flows, page 53

Comment:

34. Please tell us how you considered paragraphs 19(e) and 23(c) of FAS 95. In this regard, we note that you have not disclosed the amount of excess tax benefits.

Response:

Allscripts has not included the amount of excess tax benefits in its consolidated statement of cash flows in accordance with paragraphs 19(a) and 23(c) of FAS 95 “Statement of Cash Flows” due to the fact that the excess tax benefits have not been recorded as a reduction in taxes payable with an off-set to additional paid-in-capital due to net operating losses. Allscripts has made a tax policy election under the with/without method where the tax benefit and the credit to additional paid-in capital for the excess deduction would not be recognized until the net operating losses have been utilized. As a result of Footnote 82 of FAS 123(R) “Share-Based Payment,” Allscripts will recognize excess tax benefits as they arise from stock based compensation in the period in which these excess tax benefits would reduce income taxes payable.

Allscripts’ management is currently tracking the excess tax benefits in a separate APIC pool. At the time Allscripts is in a position to record and utilize its excess tax benefits as a reduction in its taxes payable with an off-set to additional paid-in-capital, Allscripts will then properly include this benefit as a cash inflow for financing activities with a corresponding negative adjustment off-set to its cash flow provided from operating activities in its consolidated statement of cash flows.

Notes to Consolidated Financial Statements

Revenue Recognition, page 55

Comment:

35. We note that certain contract accounting arrangements have extended payment terms. Please tell us how you have considered the collectibility criteria and the fixed or determinable criteria within paragraphs 8 and 27-30 of SOP 97-2. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. As part of your response, please tell us whether you are able to make reasonably dependable estimates of total revenue and costs for these arrangements.

Response:

The majority of Allscripts’ extended payment term contracts are related to its software and implementation customer contracts that are accounted for under SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” which traditionally have long implementation periods. Some customers, within the software and services segment, will negotiate payment terms that extend beyond Allscripts’ customary billing milestones.

Securities and Exchange Commission

July 21, 2008

Allscripts initially defers all revenue recognition for all arrangements that are deemed to have extended payment and subsequently recognize revenue under SOP 81-1 based on the lessor of work performed or amounts it is contractually allowed to bill its customer. Any cumulative revenue earned under SOP 81-1 in excess of contractual billings to-date is deferred until there are adequate future contractual billings due from the customer.

Allscripts’ software contracts have very specific and detailed fee commitments and it has historically not provided any concessions or refunds to customers. Based on these factors Allscripts believes it can reasonably estimate its revenue under these arrangements. As it relates to contract costs associated with these arrangements, Allscripts has very detailed project plans that indicate the required implementation hours for each specific task associated with the customer implementation project. Project plans are updated weekly and Allscripts also has built an internal pricing model that allows it to analyze expected gross margins for each customer project to ensure no loss contracts exist. Based on the detailed project plans that are comprised of implementation hours at the task level, detailed project plans that are managed weekly and due to the pricing and gross margin models that are reviewed in conjunction with the arrangement. Allscripts believes it is able to reasonably estimate contract costs under these arrangements.

6. Investment in Promissory Note Receivable and Minority Interest, page 69

Comment:

36. Please explain to us how you determined the fair value of the three-year option. As part of your response, please describe the terms, arrangements, obligations and rights associated with the Option Purchase Agreement with Medem.

Response:

On May 28, 2007, Allscripts sold the option it held to acquire additional equity interests in Medem to Medem for approximately $2.6 million and recorded a gain of $2.4 million as reported in the second quarter of 2007. This option was deemed to have a fair value of approximately $200,000 on August 18, 2004, which represented Allscripts’ best estimate based upon the fair value of the option that was determined by us using a Black-Scholes valuation model.

The inputs into the model included the share price of Medem’s common stock which was determined based upon share price option data obtained directly from Medem and substantiated by the capital raise that was completed on that same date, the risk free rate of return commensurate with the time period of the option, volatility assumptions for similar instruments, and the time to expiration was the amount of time remaining before the option expired.

Allscripts has advised that the terms of the option did not contain any voting rights, participation rights, or any other noted rights and benefits.

Securities and Exchange Commission

July 21, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008 – Allscripts Healthcare Solutions,

Inc.

Notes to Consolidated Financial Statements

2. Revenue Recognition, page 6

Comment:

37. Please describe any return, price protection, rotation or similar rights you offer to resellers. Tell us how your policy complies with paragraph 6 of SFAS 48.

Response:

Software sold to resellers does not contain provisions for returns, price protection, rotation, or other similar rights. In accordance with paragraph 6 of SFAS 48 “Revenue Recognition When Right of Return Exists” pricing to Allscripts’ resellers is substantially fixed and determinable, the reseller is obligated to pay the amount and the obligation is not contingent on resale of the software. The reseller acquiring the software for resale have economic substance apart from that provided by Allscripts and the reseller’s obligation for the software and services do not change in the case of theft or physical destruction. In addition, Allscripts does not have any future performance obligations to assist the reseller with the sale to their end-user customers. Allscripts has historically not had customer software returns.

Comment:

38. Please tell us more about the arrangements where you provide installation services to end users that have purchased your software from a reseller. Tell about the installation services being provided and tell when and why these services are typically preformed in relation to the sale of the software to the reseller. In this regard describe from the end-user perspective whether the installation services are essential to the functionality of the software and how your accounting complies with paragraphs 63-71 of SOP 97-2. Tell us and describe any interrelationship of the separate software sale and installation contractual provisions.

Response:

Sales of software to Allscripts’ reseller customers historically result in the reseller, or an unrelated third party, performing the installation and training services to the reseller’s end-user customers. Under these historical reseller relationships, Allscripts does not offer the reseller return rights, price protection, rotation, software exchanges or other similar rights.

In a recent reseller agreement, Allscripts sold software to the reseller and subsequently, some of the end-user customers of the reseller contracted separately with Allscripts for software implementation services. The two separate contracts were not negotiated or entered into in contemplation of one another and the contract with the reseller indicated that their end-user customers will have to independently source any desired services in relation to implementation and deployment of any software purchased from the reseller. The end-user

Securities and Exchange Commission

July 21, 2008

customers of the reseller have several vendor choices for software implementation services. As such, there is no interrelationship of the separate software sale to the reseller and the implementation services provided to the end user.

The software purchased by the reseller is payable in full within 30-60 days and there is no right of return, refund, or exchange on the software purchased. In accordance with paragraph 70 of SOP 97-2, the following factors indicate that the implementation services sold separately to the reseller’s end-user customers are not essential to the functionality of the software sold to the reseller:

•	The software is not off-the-shelf software. – Allscripts considers its software to be off-the-shelf software due to the fact that no underlying code is changed during the implementation process.

•

The services include significant alterations to the features and functionality of the off-the-shelf software. – Allscripts does not make significant changes to the software’s functionality but instead focuses on implementation services relating to the physicians practice work flows and processes and how the physicians will use the software product(s).

•

Building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment. – Interfaces are built during the implementation process but they are not critical for the software to function. The interfaces Allscripts provides to its customers are principally pre-built simple interfaces.

•

The timing of payments for the software is coincident with performance of the services. – All of the software sold to Allscripts’ resellers is due within 30-60 days of software delivery and does not have any relationship to the billing period for implementation services.

•

Milestones or customer-specific acceptance criteria affect the realizability of the software-license fee. – There are no specific-acceptance criteria in the reseller agreements or in the implementation service agreements.

In relationship to paragraphs 63-70 of SOP 97-2, Allscripts would account for the implementation services sold separately to the reseller end-user customers on an as incurred basis with revenue recognized as the services were performed and assuming all other revenue recognition criteria were met.

* * * * *

Securities and Exchange Commission

July 21, 2008

If you have any questions regarding the foregoing or the revised Proxy Statement, please contact the undersigned at (312) 853-2060 or William J. Davis, Allscripts’ Chief Financial Officer, at (312) 506-1211.

Very truly yours,

/s/ Gary D. Gerstman

cc: William J. Davis